Exhibit 10.1

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED
UNSECURED REVOLVING CREDIT AGREEMENT

This First Amendment to Second Amended and Restated Unsecured Revolving Credit Agreement (this "Amendment") is made as of this 26th day of June, 2003 by and among FIRST INDUSTRIAL, L.P., a Delaware limited partnership ("Borrower"), FIRST INDUSTRIAL REALTY TRUST, INC., a Maryland corporation ("Guarantor"), Bank One, NA, with its principal office in Chicago Illinois ("Bank One") as a lender and as "Administrative Agent," and the Lenders identified on the signature pages to this Amendment.

RECITALS

A.   Borrower, Administrative Agent, and the Lenders are parties to a Credit Agreement dated as of September 27, 2002 (the "Credit Agreement"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

B.   Pursuant to the terms of the Credit Agreement, the Lenders made available a credit facility in the initial amount of $300,000,000, subject to increase to a maximum amount of $400,000,000.

C.   Borrower has requested a change in certain terms contained in the Credit Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENTS

1.   The foregoing recitals to this Amendment are incorporated into and made a part of this Amendment.

2.   Section 1.1 of the Credit Agreement is hereby amended by adding the following definition to read as follows:

Applicable Cap Rate means 9.0%.

3.   The definitions of Implied Capitalization Value and Value of Unencumbered Assets contained in Section 1.1. of the Credit Agreement are amended and restated as follows:

"Implied Capitalization Value" means for any Person as of any date, the sum of (i) the quotient of (x) the Adjusted EBITDA for such Person during the most recent four fiscal quarters (which Adjusted EBITDA shall exclude any Adjusted EBITDA attributable to Preleased Assets Under Development), and (y) the Applicable Cap Rate, plus (ii) an amount equal to fifty percent (50%) of the value of all Preleased Assets Under Development, provided that in no event shall the aggregate amount added to Implied Capitalization Value pursuant to this clause (ii) exceed the lesser of (A) five percent (5%) of the Implied Capitalization Value or (B) $100,000,000, plus (iii) an amount equal to 100% of unrestricted cash and unrestricted cash equivalents, including any cash on deposit with a qualified intermediary with respect to a deferred tax-free exchange (and specifically excluding any cash or cash equivalents being used to support Defeased REMIC Debt), plus (iv) an amount equal to 100% of the then-current book value, determined in accordance with GAAP, of all first mortgage receivables on income producing commercial properties, provided that in no event shall the aggregate amount added to Implied Capitalization Value pursuant to this clause (iv) exceed ten percent (10%) of Implied Capitalization Value. For purposes of computing the Implied Capitalization Value, (A) Adjusted EBITDA may be increased from quarter to quarter by the amount of net cash flow from new leases of space at the Properties approved by Administrative Agent (where such net cash flow has not then been included in EBITDA) which have a minimum term of one year and (B) Properties which either (i) were acquired during the quarter and/or (ii) were previously assets under development under GAAP but which have been completed during the quarter and have at least some tenants in possession of the respective leased spaces and conducting business operations therein each will be included in the calculation of Implied Capitalization Value using pro forma EBITDA for the quarter, so long as a "new acquisition/opening summary" form is submitted to, and approved by, Administrative Agent for each new acquisition or newly-opened Property during such quarter.

"Value of Unencumbered Assets" means, as of any date, the sum of (a) the value of all Unencumbered Assets that are not assets under development under GAAP (determined in the manner set forth below), plus (b) any cash on deposit with a qualified intermediary with respect to a deferred tax-free exchange plus (c) 100% of the then current book value of each Preleased Asset Under Development that is also (i) an Unencumbered Asset and (ii) 100% leased at market rates to third party tenants similar to those at Borrower's other Projects, plus (d) 100% of the then current book value of each Presold Asset Under Development that constitutes an Unencumbered Asset, plus (e) 50% of the then current book value of each other asset under development under GAAP that constitutes an Unencumbered Asset provided that the aggregate amount added to Value of Unencumbered Assets from the items forth in clauses (b), (c), (d) and (e) shall not exceed 10% of the total Value of Unencumbered Assets. Unencumbered Assets that are not assets under development under GAAP shall be valued by dividing the Property Operating Income for such Project for the most recent four fiscal quarters by the Applicable Cap Rate. If a Project has been acquired during such calculation period then Borrower shall be entitled to include pro forma Property Operating Income from such property for the entire calculation period in the foregoing calculation, except for purposes of the financial covenant comparing the Property Operating Income from Unencumbered Assets during a quarter to Debt Service for such quarter. If a Project is no longer owned as of the date of calculation, then no value shall be included based on capitalizing Property Operating Income from such Project, except for purposes of such financial covenant comparing the Property Operating Income from Unencumbered Assets during a quarter to Debt Service for such quarter.

4. The "Effective Date" shall be the date on which all the following conditions shall have been fulfilled:

(a)   No Event of Default or Potential Default then exists.

(b)   This Amendment shall have been executed by Borrower, Administrative Agent, and each of the Lenders.

(c)   The representations and warranties set forth in Paragraph 5 shall be true and correct as of such date.

(d)   Borrower shall have paid to Administrative Agent for the account of the Lenders all fees due to Lenders in connection with this Amendment.

If the Effective Date has not occurred by June 30, 2003, either Borrower or Administrative Agent may elect to terminate this Amendment which thereupon shall have no further force or effect and the Credit Agreement shall continue as if this Amendment had not been executed.

5.   Borrower hereby represents and warrants that:

(a)   no Event of Default or Default exists under the Loan Documents;

(b)   the Loan Documents are in full force and effect and Borrower has no defenses or offsets to, or claims or counterclaims relating to, its obligations under the Loan Documents;

(c)   no changes have been made to the organizational documents of the Borrower since the date of the Credit Agreement unless such changes have been previously provided to Administrative Agent;

(d)   there has been no material adverse change in the financial condition of Borrower since March 31, 2003, and

(e)   Borrower has full power and authority to execute this Amendment and no consents are required for such execution other than any consents which have already been obtained.

(f)   the representations and warranties set forth in Article VI of the Credit Agreement are true and correct as of the date hereof, except to the extent that by their express terms they relate to an earlier date.

6.   Except as specifically modified hereby, the Credit Agreement is and remains unmodified and in full force and effect and is hereby ratified and confirmed. All references in the Loan Documents to the "Credit Agreement" or the "Revolving Credit Agreement" henceforth shall be deemed to refer to the Credit Agreement as amended by this Amendment.

7.   This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Amendment by signing any such counterpart. This Amendment shall be construed in accordance with the internal laws (and not the law of conflicts) of the State of Illinois, but giving effect to federal laws applicable to national banks.

IN WITNESS WHEREOF, the Borrower, the Guarantor, the Lenders and the Administrative Agent have executed this Amendment as of the date first above written.

BORROWER: FIRST INDUSTRIAL, L.P.

                                                    By: FIRST INDUSTRIAL REALTY TRUST, INC.,
                                                          its General Partner

                                                          By: /s/ Michael J. Havala
                                                          ————————————————————

                                                          Title: Chief Financial Officer

GENERAL PARTNER: FIRST INDUSTRIAL REALTY TRUST, INC.

                                                          By: /s/ Michael J. Havala
                                                          ————————————————————

                                                          Title: Chief Financial Officer

LENDERS:

BANK ONE, NA, Individually and as
Administrative Agent

By: /s/ Dennis J. Redpath

Title: Director

S-2

BANK OF AMERICA, N.A., Individually and as Syndication Agent

By: /s/ Matthew W. Sadler

Title: Vice President

S-3

COMMERZBANK AG, New York and Grand Cayman
Branches, Individually and as Documentation Agent

By: /s/ Douglas Traynor
_____

Title: Senior Vice President

By: /s/ Christian Berry
_____

Title: Vice President

S-4

WACHOVIA BANK, N.A., Individually and as Documentation Agent

By: /s/ Cathy A. Casey

Title: Director

S-5

AMSOUTH BANK

By: /s/ Robert Blair

Title: Vice President

S-6

BANK OF MONTREAL

By: /s/ Edwardo Mendoza

Title: Vice President

S-7

CHEVY CHASE BANK

By: /s/ Frederick H. Denecke
_____

Title: Vice President

S-8

COMERICA BANK

By: /s/ Jessica S. Kempf
_____

Title: Assistant Vice President

S-9

THE NORTHERN TRUST COMPANY

By: /s/ Robert Wiarda

Title: Vice President

S-10

SOUTHTRUST BANK

By: /s/ Ronald Brantley
_____

Title: Assistant Vice President

S-11

FIFTH THIRD BANK

By: /s/ Christopher Jones

Title: Vice President

S-12

PB CAPITAL CORPORATION

By: /s/ Micheel Shields & Perry Forman

Title: Vice President   Vice President

S-13

COMMERCEBANK N.A.

By: /s/ Roberto Perez
_____

Title: Vice President

S-14